BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

April 21, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

SUPPL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Termination of Own Share Repurchase from the Market dated April 21, 2006

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

4/25

April 21, 2006

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of Termination of Own Share Repurchase from the Market

Notice is hereby given that the Company terminated the repurchase of its own shares at the market, resolved at the Board of Directors' meeting held on July 7th, 2005, pursuant to Sub-section 2 of Section 1 of Article 211-3 of Japanese Commercial Code as described below.

Description

1. Period of repurchase:	From July 8th, 2005 to March 31st, 2006
2. Number of shares repurchased:	194,700 shares
3. Total cost of repurchase:	666,576,500 yen
4. Method of repurchase:	Repurchased at the Tokyo Stock Exchange

Note: Details resolved at the Board of Directors' meeting held on July 7th, 2005

- Type of shares to be repurchased:	Common shares
- Number of shares to be repurchased:	300,000 shares (maximum)
- Total value of shares to be repurchased:	1,000 million-yen (maximum)

- END -